FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                 For the month of June 1, 2003 to June 30, 2003

                          CITYVIEW CORPORATION LIMITED
                              SEC FILE No. 00028794

             Level 9, 28 The Esplanade, Perth Western Australia 6000

       [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F.....v.....     Form 40-F..........

       [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
               Yes.................     No.........v........

       [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.............................

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)


Date July 21, 2003

/s/THINAGARAN
.................................................
(Signed by)
THINAGARAN
Director

                              LIST OF ASX DOCUMENTS

                       FROM JUNE 1, 2003 TO JUNE 30, 2003

               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION


535      Well Report Madura Block - Telaga #1
536      Well Report Madura Block - Telaga #1
537      Well Report Madura Block - Telaga #1
538      Well Report Madura Block - Telaga #1
539      Well Report Madura Block - Telaga #1
540      Well Report Madura Block - Telaga #1
541      Well Report Madura Block - Telaga #1
542      Well Report Madura Block - Telaga #1
543      Well Report Madura Block - Telaga #1
544      Well Report Madura Block - Telaga #1

     LIST OF AUSTRALIAN SECURITIES INVESTMENT COMMISSION ("ASIC") DOCUMENTS


                       FROM JUNE 1, 2003 TO JUNE 30, 2003

               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION







        NO DOCUMENTS WERE LODGED WITH ASIC DURING THE MONTH OF JUNE 2003.

                               COMPANY LETTERHEAD
                                                                        535



June 3, 2003


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

                       WELL REPORT MADURA BLOCK -TELAGA #1

CityView Corporation Limited ("CityView") (ASX: CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

Operator:       JOB Pertamina -Medco Madura Pty Ltd
Rig:            P.T Apexindo 1500hp Rig 2
Spud:           12 noon March 29, 2003
Target Depth:   Programmed for 10,200 feet (sub sea)
Present Depth:  7,820 feet

FORMATION OBJECTIVE:

Primary:                                           Secondary:
o Lower Kujung (Poleng Mbr)                   o Lower Tuban
  (Predominately limestone with shale           (Inter bedded Shale/Sandstone/
    and minor sandstone beds)                     Limestone)
o Upper Kujung (Prupuh Mbr)                   o Upper Tuban
  (Predominately Limestone with shale           (Inter bedded Shale/Sandstone/
    and minor sandstone beds)                     Limestone)

PRESENT WELL SECTION  - 8 1/2-INCH HOLE

PRESENT ACTIVITY:   (Tripping for Bit change)

o The rig has drilled to 7,820 feet. Due to a low penetration rate the string was pulled to replace the drilling bit with a PDC bit. At present the rig is running in the hole with the new bit and with resumption of drilling anticipated to resume today.

NEXT OPERATION:

o Drill ahead to 7 inch casing point.

                               COMPANY LETTERHEAD

June 5, 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

                       WELL REPORT MADURA BLOCK -TELAGA #1

CityView Corporation Limited ("CityView") (ASX: CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

Operator:       JOB Pertamina -Medco Madura Pty Ltd
Rig:            P.T Apexindo 1500hp Rig 2
Spud:           12 noon March 29, 2003
Target Depth:   Programmed for 10,200 feet (sub sea)
Present Depth:  8,040 feet

FORMATION OBJECTIVE:

Primary:                                         Secondary:

o Lower Kujung (Poleng Mbr)                   o  Lower Tuban
  (Predominately limestone with shale            (Inter bedded Shale/Sandstone/
    and minor sandstone beds)                     Limestone)
o Upper Kujung (Prupuh Mbr)                   o  Upper Tuban
  (Predominately Limestone with shale            (Inter bedded Shale/Sandstone/
    and minor sandstone beds)                     Limestone)

PRESENT WELL SECTION  - 81/2-INCH HOLE

PRESENT ACTIVITY:   (Drilling Ahead)

o The rig has drilled to 8,040 feet. The PDC bit has increased the penetration rate.
o There have been some gas indications encountered in the 8 1/2-inch hole; these intervals will be logged on completion of the 8 1/2-inch section.

NEXT OPERATION:

o Continue to drill ahead to 7 inch casing point.

                               COMPANY LETTERHEAD

June 6, 2003


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

                       WELL REPORT MADURA BLOCK -TELAGA #1


CityView Corporation Limited ("CityView") (ASX: CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

Operator:      JOB Pertamina -Medco Madura Pty Ltd
Rig:           P.T Apexindo 1500hp Rig 2
Spud:          12 noon March 29, 2003
Target Depth:  Programmed for 10,200 feet (sub sea)
Present Depth: 8,373 feet

FORMATION OBJECTIVE:

Primary:                                        Secondary:

o Lower Kujung (Poleng Mbr)                   o Lower Tuban
  (Predominately limestone with shale           (Inter bedded Shale/Sandstone/
    and minor sandstone beds)                     Limestone)
o Upper Kujung (Prupuh Mbr)                   o Upper Tuban
  (Predominately Limestone with shale           (Inter bedded Shale/Sandstone/
    and minor sandstone beds)                     Limestone)

PRESENT WELL SECTION  - 8 1/2-INCH HOLE

PRESENT ACTIVITY:   (Drilling Ahead)

o The rig has drilled to 8,373 feet. Further mud losses were encountered. Pumping LCM sweeps has controlled the mud loss and the rig continues to drill ahead.

NEXT OPERATION:

o Continue to drill ahead to 7 inch casing point.

                               COMPANY LETTERHEAD

June 9, 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

                       WELL REPORT MADURA BLOCK -TELAGA #1

CityView Corporation Limited ("CityView") (ASX: CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

Operator:       JOB Pertamina -Medco Madura Pty Ltd
Rig:            P.T Apexindo 1500hp Rig 2
Spud:           12 noon March 29, 2003
Target Depth:   Programmed for 10,200 feet (sub sea)
Present Depth:  8,715 feet

FORMATION OBJECTIVE:

Primary:                                          Secondary:

o Lower Kujung (Poleng Mbr)                    o Lower Tuban
  (Predominately limestone with shale            (Inter bedded Shale/Sandstone/
    and minor sandstone beds)                      Limestone)
o Upper Kujung (Prupuh Mbr)                    o Upper Tuban
  (Predominately Limestone with shale            (Inter bedded Shale/Sandstone/
    and minor sandstone beds)                      Limestone)

PRESENT WELL SECTION  - 8 1/2-INCH HOLE

PRESENT ACTIVITY:   (POOH TO LOG)

o The rig has drilled to 8,715 feet. Losses were encountered and countered with LCM. The rig is presently pulling out of the hole (POOH) to run logs.
  Once logs have been run the rig will continue drilling until the 7-inch casing setting depth.

NEXT OPERATION:

o        Electric Logging.

                               COMPANY LETTERHEAD

June 11, 2003


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


                       WELL REPORT MADURA BLOCK -TELAGA #1

CityView Corporation Limited ("CityView") (ASX: CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

Operator:      JOB Pertamina -Medco Madura Pty Ltd
Rig:           P.T Apexindo 1500hp Rig 2
Spud:          12 noon March 29, 2003
Target Depth:  Programmed for 10,200 feet (sub sea)
Present Depth: 8,725 feet

FORMATION OBJECTIVE:

Primary:                                        Secondary:

o Lower Kujung (Poleng Mbr)                   o Lower Tuban
  (Predominately limestone with shale           (Inter bedded Shale/Sandstone/
     and minor sandstone beds)                    Limestone)
o Upper Kujung (Prupuh Mbr)                   o Upper Tuban
  (Predominately Limestone with shale           (Inter bedded Shale/Sandstone/
    and minor sandstone beds)                     Limestone)

PRESENT WELL SECTION  - 8 1/2-INCH HOLE

PRESENT ACTIVITY: (Running Wiper Trip)

o The rig has drilled to 8,725 feet.
o The rig has run the first set of logs. The logging tool was unable to reach
  TD.
o At present the rig is running a wiper trip.

NEXT OPERATION:

o Wiper trip and drill a further 20-30 feet to ascertain if there is a formation change.

o On completion the rig will run a VSP log.

                               COMPANY LETTERHEAD

June 12, 2003


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

                       WELL REPORT MADURA BLOCK -TELAGA #1

CityView Corporation Limited ("CityView") (ASX: CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

Operator:      JOB Pertamina -Medco Madura Pty Ltd
Rig:           P.T Apexindo 1500hp Rig 2
Spud:          12 noon March 29, 2003
Target Depth:  Programmed for 10,200 feet (sub sea)
Present Depth: 8,755 feet

FORMATION OBJECTIVE:

Primary:                                             Secondary:

o Lower Kujung (Poleng Mbr)                    o Lower Tuban
  (Predominately limestone with shale            (Inter bedded Shale/Sandstone/
    and minor sandstone beds)                      Limestone)
o Upper Kujung (Prupuh Mbr)                    o Upper Tuban
  (Predominately Limestone with shale            (Inter bedded Shale/Sandstone/
    and minor sandstone beds)                      Limestone)

PRESENT WELL SECTION  - 8 1/2-INCH HOLE

PRESENT ACTIVITY:   (Running VSP Log)

o The rig has drilled to 8,755 feet.
o At present the rig is running the VSP log and will take sidewall cores. The 7-inch casing point will be dependent on the results of the logs.

NEXT OPERATION:

o Take sidewall cores.

                               COMPANY LETTERHEAD

June 17, 2003


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

                       WELL REPORT MADURA BLOCK -TELAGA #1

CityView Corporation Limited ("CityView") (ASX: CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

Operator:       JOB Pertamina -Medco Madura Pty Ltd
Rig:            P.T Apexindo 1500hp Rig 2
Spud:           12 noon March 29, 2003
Target Depth:   Programmed for 10,200 feet (sub sea)
Present Depth:  9,185 feet

FORMATION OBJECTIVE:

Primary:                                       Secondary:

o Lower Kujung (Poleng Mbr)                    o Lower Tuban
  (Predominately limestone with shale            (Inter bedded Shale/Sandstone/
    and minor sandstone beds)                      Limestone)
o Upper Kujung (Prupuh Mbr)                    o Upper Tuban
  (Predominately Limestone with shale            (Inter bedded Shale/Sandstone/
    and minor sandstone beds)                      Limestone)

PRESENT WELL SECTION  - 8 1/2-INCH HOLE

PRESENT ACTIVITY:   (Drilling Ahead)

o The preliminary results from logging of the 8 1/2-inch hole section, drilled so far, suggests that drill stem testing will be performed in the 8 1/2-inch section. The Operator is completing the analysis and will advise on testing requirements once the final Target Depth of the well has been achieved.
o The rig has drilled to 9,185 feet and continues to drill ahead.

NEXT OPERATION:

o Continue drilling ahead to the 7-inch casing point.

                               COMPANY LETTERHEAD

June 23, 2003


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

                       WELL REPORT MADURA BLOCK -TELAGA #1

CityView Corporation Limited ("CityView") (ASX: CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

Operator:      JOB Pertamina -Medco Madura Pty Ltd
Rig:           P.T Apexindo 1500hp Rig 2
Spud:          12 noon March 29, 2003
Target Depth:  Programmed for 10,200 feet (sub sea)
Present Depth: 9,569 feet

FORMATION OBJECTIVE:

Primary:                                     Secondary:

o Lower Kujung (Poleng Mbr)                o Lower Tuban
  (Predominately limestone with shale        (Inter bedded Shale/Sandstone/
    and minor sandstone beds)                  Limestone)
o Upper Kujung (Prupuh Mbr)                o Upper Tuban
  (Predominately Limestone with shale        (Inter bedded Shale/Sandstone/
    and minor sandstone beds)                  Limestone)

PRESENT WELL SECTION  - 8 1/2-INCH HOLE

PRESENT ACTIVITY:   (POOH to log)

o The rig has drilled to 9,569 feet.
o The 7-inch casing point has now been reached.
o The rig is pulling out of the hole to run logs.

NEXT OPERATION:

o Run logs
o Take sidewall cores.
o Run, set and cement 7-inch casing.
o Drill ahead.

                               COMPANY LETTERHEAD

June 26, 2003



The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

                       WELL REPORT MADURA BLOCK -TELAGA #1

CityView Corporation Limited ("CityView") (ASX: CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

Operator:      JOB Pertamina -Medco Madura Pty Ltd
Rig:           P.T Apexindo 1500hp Rig 2
Spud:          12 noon March 29, 2003
Target Depth:  Programmed for 10,200 feet (sub sea)
Present Depth: 9,592 feet

FORMATION OBJECTIVE:

Primary:                                     Secondary:

o Lower Kujung (Poleng Mbr)                o Lower Tuban
  (Predominately limestone with shale        (Inter bedded Shale/Sandstone/
    and minor sandstone beds)                  Limestone)
o Upper Kujung (Prupuh Mbr)                o Upper Tuban
  (Predominately Limestone with shale        (Inter bedded Shale/Sandstone/
    and minor sandstone beds)                  Limestone)

PRESENT WELL SECTION  - 8 1/2-INCH HOLE

PRESENT ACTIVITY:   (CHANGING BOP RAMS)

o The rig has run, set and cemented 7-inch liner to a depth of 9,592 feet.
o The rig is presently changing Blow Out Preventor rams.
o It is anticipated that the rig will commence drilling the 6-inch hole section today.

NEXT OPERATION:

o Drill 6-inch hole section to target depth of the well.

                               COMPANY LETTERHEAD

June 27, 2003



The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

                       WELL REPORT MADURA BLOCK -TELAGA #1

CityView Corporation Limited ("CityView") (ASX: CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

Operator:       JOB Pertamina -Medco Madura Pty Ltd
Rig:            P.T Apexindo 1500hp Rig 2
Spud:           12 noon March 29, 2003
Target Depth:   Programmed for 10,200 feet (sub sea)
Present Depth:  9,592 feet

FORMATION OBJECTIVE:

Primary:                                       Secondary:

o Lower Kujung (Poleng Mbr)                  o Lower Tuban
  (Predominately limestone with shale          (Inter bedded Shale/Sandstone/
    and minor sandstone beds)                    Limestone)
o Upper Kujung (Prupuh Mbr)                  o Upper Tuban
  (Predominately Limestone with shale          (Inter bedded Shale/Sandstone/
    and minor sandstone beds)                    Limestone)

PRESENT WELL SECTION   6-INCH HOLE

PRESENT ACTIVITY: (Performing Leak Off Test)

o The rig has pressure tested the Blow Out Preventor and is presently cleaning the bottom of the hole prior to performing the formation integrity leak off test.
o After performing the leak off test, the rig will drill ahead into the new formation (6-inch hole section).

NEXT OPERATION:
o Drill 6-inch hole section to total depth of the well.